

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 18, 2009

Via U.S. Mail and Facsimile to (248) 489-9495

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
23399 Commerce Dr., Ste B-1
Farmington Hills, Michigan 48335

> **Re: LBO Capital Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q/A (Amendment No. 2) for the Fiscal Quarter Ended**
> **September 30, 2008**
> **Form 8-K Filed September 16, 2008**
> **Response Letter Dated August 7, 2009**
> **File No. 033-19107**

Dear Mr. Itin:

      We have reviewed your filings and response and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your August 7, 2009 response letter indicates that you will respond to several comments in amended periodic reports. Please promptly amend your reports to comply with those comments.

2. We note that your Exchange Act reports do not contain page numbers. Please confirm that you will paginate your future Exchange Act reports.

Form 10-Q for fiscal quarter ended March 31, 2009

Note 3. Accounts Receivable

3. We note in your response to comment 24 in our letter dated July 10, 2009 that your factoring arrangement meets the sale criteria in paragraph 9 of SFAS 140. Please explain to us how you considered each of the sale criteria in paragraphs 9(a) through 9(c) in concluding that you surrendered control over the transferred assets when you would be responsible for paying the factor if a customer fails to pay. Refer to paragraph 113 of SFAS 140 for additional guidance regarding transfers of receivables with recourse.

4. Please provide us with the text of your proposed disclosure that includes the requirements of paragraph 17 of SFAS 140, as applicable to your factoring agreement.

5. We note in your response to comment 24 in our letter dated July 10, 2009 that you provided full recourse to the factor. You also state that management determined that the recourse obligation could not be estimated at the time the receivable was factored; and therefore, you did not record a recourse obligation. Please revise your Item 2. MD&A, Off-Balance Sheet Arrangements disclosure to address the full recourse provisions contained in your factoring arrangements pursuant to Item 303(a)(4) of Regulation S-K. Provide us with the text of your proposed disclosure or, alternatively, explain to us why you do not believe such a revision is necessary.

6. We note in your response to comment 24 in our letter dated July 10, 2009 that the Company would be responsible for paying Capital Plus Partners, LLC (i.e. the factor), if Green Tech Manufacturing, Inc. (i.e. the customer) fails to pay for the receivable. We also note your footnote disclosure that the factor was scheduled to collect the receivable in full from the customer by May 24, 2009. Please tell us if the customer has now paid the receivable in full and, if so, the payment date.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures

7. We note your response to comments 10, 11, and 12 in our letter dated July 10,
    2009. Please provide us with the text of the proposed ICFR disclosure for each of
    your periodic reports, as applicable, in your response to us.

Notes to Consolidated Financial Statements

Note 2. Acquisitions

8. We note in your response to comment 18 and 19 in our letter dated July 10, 2009
    that you continue to believe the purchase method of accounting for the September
    15, 2008 acquisitions of ADCI and GTI is appropriate. Please further explain to
    us the following items with respect to this transaction:

    a. Please explain to us how you determined LBO Capital was the acquiring
        entity when considering the relative voting rights in the combined entity
        after the transactions. Refer to paragraph 17(a) of SFAS 141, which states
        that the acquiring entity is the combining entity whose owners as a group
        retained or received the larger portion of the voting rights in the combined
        entity.

    b. Tell us who nominated Achille DiNello, William Lopshire, and Sebastian
        Moertiz for election as Directors of LBO Capital in March 2008, and why
        the Company decided to increase the number of directors from two to five.
        In addition, tell us who has the ability to elect or appoint a voting majority
        of the governing body of the combined entity and how this was considered
        in determining the acquiring entity. Refer to paragraph 17(c).

    c. Your response indicates your belief that Longborough is not involved in
        the operations of LBO Capital. However, it appears from Longborough's
        website that three members of the Longborough technical team (i.e. Dr.
        George Moser, Al Hetke, P.E., and Robin Pointer) are also members of the
        LBO Capital technical team. Explain to us how you considered the
        participation of members of the Longborough technical team in both
        determining that Longborough is not involved in the operation of LBO
        Capital and determining whose senior management dominates the
        combined entity. Refer to paragraph 17(d).

    d. Tell us if the ADCI and GTI equity securities were traded in a public
        market as of the September 15, 2008 transaction date and, if not; why you

> believe the paragraph 17(e) factors apply. Refer to footnote 9 of
> paragraph 17(e).

9. We note in your response to comment 18 in our letter dated July 10, 2009 that
Longborough is not part of the combined entity and is not involved in anyway in
the operations of LBO Capital. Please reconcile this statement to Sections 12 and
13 of December 31, 2007 Definitive Agreement, which state that any LBO
Capital press releases are to be approved in advance by Longborough (Section 12)
and LBO Capital shall not enter into any unusual or atypical transactions without
the consent of Longborough (Section 13).

10. We note Proposal Six in your March 3, 2008 DEF 14A, and Item 2.01 in your
September 16, 2008 Form 8-K that reference the September 15, 2008 transaction
as a "reverse merger." Please reconcile these previous disclosures to your belief
that this transaction is a business combination instead of a capital transaction in
which an operating company issues shares for the net monetary assets of a shell
company and executes a recapitalization.

11. If after further consideration, you no longer believe the purchase method of
accounting for your September 15, 2008 acquisitions was appropriate, please
revise your financial statements to reflect the reverse merger as a capital
transaction. Refer to comment 20 in our letter dated July 10, 2009 for the
adjustments that would be necessary.

Note 6. Intangible Assets, Net

12. We note your response to comment 21 in our letter dated July 10, 2009. Please
describe in the footnotes any licensing or royalty fees that could be payable under
the license and royalty agreements that gave rise to the intangible assets. In your
response, describe to us the costs that comprise the cost of goods sold and how
they relate to your license and royalty agreements. Provide us with the text of
your proposed disclosure in your response to us.

Form 10-Q/A (Amendment No. 2) for the fiscal quarter ended September 30, 2008

Explanatory Note

13. We note your response to comments 25 and 26 in our letter dated July 10, 2009.
Please file an Item 4.02 Form 8-K, and further amend your September 30, 2008
Form 10-Q to include all of the disclosures required by paragraph 25-26 of SFAS
154.

Form 8-K Filed September 16, 2008

Item 9.01 Financial Statements and Exhibits

A) Audited Financial Statements of Businesses Acquired

14. We note your response to comment 27 in our letter dated July 10, 2009. Please tell us when you plan to amend your Form 8-K to include revised audit reports from UHY LLP that are in compliance with Rule 2-02 of Regulation S-X.

*   *   *   *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Any questions regarding the accounting comments may be directed to John Archfield at (202) 551-3315 or Ryan Milne (202) 551-3688. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director